UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 23, 2021	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

Voting recommendations and motion proposals for the Ordinary and Extraordinary Shareholders’
Meeting to be held on April 20, 2021

The following are the recommendations made by the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) or the motion proposals on the items of the agenda that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 20, 2021.

1.	Appointment of the persons in charge of subscribing the minute.

The Board recommends to the AGM to appoint the representatives of the major shareholder Intercement Trading e Inversiones Argentina S.L. and Citibank, N.A. – Argentina Branch, who represents the holders of the American Depositary Receipts (ADR) of the Compoany.

2.	Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year No 96 ended on December 31st, 2020.

The Board recommends voting for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year No. 96 ended December 31, 2020.

3.	Consideration of the modification of the allocation of the Optional Reserve and change of name to "Optional Reserve for Future Dividends".

In accordance with the provisions of the Annual Report, considering the current progress of the L'Amalí plant expansion project, and as a consequence of a lower need for funds for the investment plan in property, plant and equipment considered by the shareholders' meeting at the time of the setting of the current “Optional Reserve”, the Board proposes to the AGM to modify the allocation of the Optional Reserve -which as of December 31, 2020 amounts to a total of ARS 17,750,900,000- and to allocate such sum to the payment of future dividends and, consequently, change its name to "Optional Reserve for Future Dividends".

4.
Consideration of the positive unallocated earnings of the year ended on December 31st, 2020 of the amount of ARS 11,351,024,000. Consideration of the proposal of the Board of Directors to allocate said sum to the "Optional Reserve for Future Dividends". Delegation of the power to completely or partially use such reserve one or more times to the Board of Directors, depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2021 are considered.

In accordance with the provisions of the Annual Report, considering that the limit of 20% of the stock capital has been reached in accordance with the provisions of Section 70 of the Companies Act No. 19,550 regarding the legal reserve, the Board proposes to the AGM to allocate all the unallocated profits for the year ended on December 31, 2020 to the "Optional Reserve for Future Dividends", delegating to the Board of Directors the power to completely or partially until the next shareholders' meeting at which the financial statements as of December 31st, 2021 are considered.use such reserve one or more times depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2021 are considered.

5.	Consideration of the performance of the members of the Board of Directors for the year ended December 31st, 2020.

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve its performance.

6.	Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2020.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the performance of the Supervisory Committee.

7.	Consideration of the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2020 of ARS 99,020,464.96 (total amount of remunerations).

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2020

8.	Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2020.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Supervisory Committee that corresponds to the year that ended on December 31st, 2020 of ARS 3,342,192.00

9.
Setting of the number of directors and appointment of the full and alternate members for year 2021. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

The Board of Directors do not make recommendations regarding the setting of the number and appointment of directors for year 2021 and refers to the proposal that the controlling shareholder may make.

The Board proposes to approve a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board of Directors during the year in course.

10.	Appointment of the full and alternate members of the Supervisory Committee for year 2021.

The Board of Directors do not make recommendations in this regard and refers to the proposal that the controlling shareholder may make.

11.	Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2021.

In accordance with the proposal made by the Board of Directors at the meeting held on March 10, 2021, the Board proposes to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) and in particular Adrián Gabriel Villar as Main Partner and José Alberto Coya Testón as Alternate Partner, since said firm meets the independence and aptitude requirements.

12.	Approval of the fees of the External Auditors for the year ended on December 31st, 2020.

The Board proposes to approve the fees of Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) for the year ended on December 31st, 2020 of ARS 83,267,000 (without VAT).

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

13.	Consideration of the fees of the External Auditors for the year 2021.

The Board proposes to postpone the consideration of the fees of the External Auditors for the year 2021 until the next shareholders' meeting at which the financial statements as of December 31st, 2021 are considered.

14.	Approval of the budget of the Audit Committee for 2021.

In accordance with the provisions of article sixteen of the Bylaws, the budget of the Audit Committee must have sufficient funds for the payment of compensations of (i) any accounting firm for the purpose of preparing or issuing an audit report or develop some other type of audit, review or attestation service; and (ii) any legal advisor whose hiring the Audit Committee may deem appropriate or necessary to fulfill its duties. In this sense, the Board proposes to set the budget of the Audit Committee for fiscal year 2021 in the amount of $ 115,000,000 (without VAT).

15.
Exemption from the preferential offer of shares to shareholders under section 67 of Argentine Law No. 26,831 in relation to the implementation of the Stock Incentive Programs approved at the Board meeting held on February 12, 2021.

The Board of Directors at its meeting held on February 12, 2021 approved, (i) a share repurchase in order to efficiently apply a portion of the Company´s cash position which may result in a greater return of value for its shareholders considering the current attractive value of the share, with the additional possibility of allocating part of the acquired shares to implement specific compensation programs or plans; and (ii) the implementation of new incentive programs in shares of the Company  with the purpose of attracting and retaining senior-level employees of exceptional competence and strategic to the Company who meet certain eligibility criteria, seeking to align the long-term interests of the Company and its shareholders.

In order to implement such programs and in accordance with the provisions of Section 67 last paragraph of the Capital Markets Act No. 26,831, the Board proposes to the AGM to exempt from the preferential offer of shares to shareholders under section 67 of Argentine Law No. 26,831 those shares to be granted within the framework of the programs.

16.	Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

The Board proposes to authorize Messrs. Lucrecia Loureiro, Gastón Sayús, Mariana Villares and José Tomás Miguens so that any of them may, indistinctly, perform all procedures deemed necessary to file and register the resolutions passed through the AGM with the corresponding Registry of Commerce, National Securities Commission (including the “Financial Information Highway”), Buenos Aires Stock Exchange (BYMA), Securities and Exchange Commission (SEC), New York Stock Exchange (NYSE) and any other authority that may correspond, with the power to sign documents, grant deeds, get notice of and answer requests and make publications.

Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.